
VOLCANIC
WELCOME
Associated Foods
VOLCANIC
WELCOME
to our platform
ROUSES MARKETS
NO CHILDREN IN BASKET!
VOLCANIC
WELCOME
to our platform
heinen's
GROCERY STORE
VOLCANIC
WELCOME
to our platform
MURDOCH'S
RANCH & HOME SUPPLY
VOLCANIC
WELCOME
to our platform
TSC TRACTOR SUPPLY Co
VOLCANIC
WELCOME
to our platform
FRUTH
VOLCANIC
WELCOME
to our platform
KinneyDrugs
VOLCANIC
WELCOME
to our platform
WHOLE FOODS MARKET
VOLCANIC
WELCOME
to our platform
Walmart
VOLCANIC
WELCOME
to our platform
BIG 5 SPORTING GOODS
VOLCANIC
WELCOME
to our platform
HIBBETT
SPORTS
VOLCANIC
WELCOME
to our platform
IFA
VOLCANIC
WELCOME
to our platform
HIBBETT
SPORTS
VOLCANIC
WELCOME
to our platform
TrueValue
VOLCANIC
WELCOME
to our platform
H-E-B
VOLCANIC
WELCOME
to our platform
NORDSTROM
Rexall Drugstore
VOLCANIC
WELCOME
to our platform
Rexall
Drugstore
VOLCANIC
WELCOME
to our platform
TrickedOut
VOLCANIC
WELCOME
to our platform
SCHEELS
VOLCANIC
WELCOME
to our platform
Marshalls
VOLCANIC
WELCOME
to our platform
bomgaars
Boscov's
VOLCANIC
WELCOME
to our platform
Boscov's
VOLCANIC
WELCOME
to our platform
supervalue
VOLCANIC
WELCOME
to our platform
Bashas'